 Exhibit 99.1

GREAT PANTHER SILVER LIMITED

FORM 51-102 F4

BUSINESS ACQUISITION REPORT

Item 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or the “Company”)

Suite 1330 - 200 Granville Street

Vancouver, BC

V6C 1S4

1.2	Executive Officer

Jim A. Zadra

Chief Financial Officer & Corporate Secretary

(604) 608-1766

Item 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On June 30, 2017, Great Panther and Nyrstar N.V. (“Nyrstar”) completed the previously announced acquisition by Great Panther of Nyrstar Coricancha S.A. (“Coricancha”). The acquisition was structured as a share purchase whereby Great Panther’s wholly owned Peruvian subsidiary, Great Panther Silver Peru S.A.C. (“GP Peru”), acquired all the shares of Coricancha from subsidiaries of Nyrstar (the “Acquisition”). Accordingly, upon completion of the Acquisition, Coricancha became a wholly-owned subsidiary of GP Peru, which in turn is a wholly-owned subsidiary of Great Panther.

Coricancha holds a 100% interest in the Coricancha Mine Complex (the “CMC”), located in the central Andes of Peru, approximately 90 kilometres by paved highway east of the city of Lima, in the Province of Huarochiri. The CMC is a gold-silver-copper-lead-zinc mine and has a permitted 600 tonnes per day processing facility, including a flotation and gold BIOX® bio-leach plant, along with supporting mining infrastructure.

The CMC has been on care and maintenance since August 2013 when it was closed due to sustained low precious metal prices. The CMC property comprises 126 mining licenses, across more than 3,700 hectares, in the prolific Central Polymetallic Belt. Gold-silver-lead-zinc-copper mineralization occurs as massive sulphide veins that have been mined underground by cut and fill extraction methods.

The Company recently completed an exploration drilling program on the CMC properties and is presently preparing an updated mineral resource estimate. The Company plans to carry out further evaluations of the mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling, and environmental studies. There is no assurance that the CMC can be economically reactivated or that the Company will proceed with the reactivation of the CMC.

As part of the Acquisition Nyrstar has agreed to:

(i)	Maintain a closure bond in the amount of US$9.7 million (the “Mine Closure Bond”) for the CMC until at least June 30, 2020. Should the Company make a decision to permanently close the CMC prior to June 30, 2020, Nyrstar will pay to Coricancha an amount equal to the Mine Closure Bond, and Coricancha will use these funds to pay for mine closure costs and obligations. To the extent that mine closure costs are in excess of the amount of the Mine Closure Bond, Coricancha will be responsible for funding the excess. To the extent that the mine closure costs are less than the amount of the mine closure bond, Coricancha will refund the difference to Nyrstar. If the Company continues to operate the CMC after that date, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from these obligations. In addition, Coricancha will be responsible for the portion of any mine closure bond required by the Peru Ministry of Mines in excess of the US$9.7 million amount of the Mine Closure Bond;
(ii)	Pay for the cost of movement and reclamation of certain legacy tailings facilities (the “Legacy Tailings”) in accordance with reclamation plans approved by the Peru Ministry of Mines, up to a maximum of US$20 million, as detailed below in Section 2.3 of this Business Acquisition Report;
(iii)	Satisfy on a timely basis all fines or sanctions that arise before or after closing resulting from activities or ownership of the CMC for the period prior to June 30, 2017, up to a maximum of US$4 million and subject to certain exclusions to which the cap will not apply.

Further information about the Acquisition is provided in the Company’s material change report filed on July 10, 2017 under Great Panther’s profile on SEDAR at www.sedar.com (the “Material Change Report”).

2.2	Date of Acquisition

Great Panther completed the Acquisition on June 30, 2017.

2.3	Consideration

Under the terms of the sale and purchase agreement, GP Peru acquired Coricancha from Nyrstar for a purchase price comprising (i) US$0.1 million to be paid post-closing upon receipt by Nyrstar of a cost certificate from the Peruvian tax authority, and (ii) earn-out consideration of up to US$10.0 million (the “Earn-Out Consideration”) under the earn-out agreement executed on closing (the “Earn-Out Agreement”). In addition, GP Peru has agreed to carry out certain reclamation work which is to be funded by Nyrstar to a maximum of US$20.0 million, as detailed below.

Earn-Out Consideration

Under the Earn-Out Agreement, Coricancha will pay Earn-Out Consideration to Nyrstar that will equal 15% of the free cash-flow generated by the CMC during the 5-year period after which the CMC is cumulative free cash-flow positive from Completion, to a maximum of US$10.0 million. Specific material terms of the Earn-Out Agreement including the following:

•	the Earn-Out Consideration will be determined as being equal to 15% of the free cash flow of the Company during the earn-out period (“Free Cash Flow”), calculated and paid at the end of each relevant fiscal year of the Company during the earn-out period;

•	Free Cash Flow will be determined as the net income or loss of the CMC, with adjustment for certain amounts specified in the Earn-Out Agreement related to depreciation and amortization, non-cash expenses and losses, deferred income tax and sustaining capital expenditures, each as determined in accordance with IFRS;

•	the Earn-Out Period will begin on the Trigger Date and will expire on the earlier of;

°	the date that is five years from the Trigger Date, and

°	the date on which the Cumulative Free Cash Flow generated from the CMC since the Trigger Date has equaled an amount such that the Earn-Out Consideration to be paid by the Company to Nyrstar under the Earn-Out Agreement will equal US$10.0 million;

•	the Trigger Date will be the date on which the aggregate cumulative Free Cash Flow generated by the CMC from the date of Commencement of Commercial Production has equaled or exceeded the amount of the start-up expenditures, as defined in the Earn-Out Agreement, incurred by the Company from the date of completion of the Acquisition to the Date of Commencement of Commercial Production; and

•	the Date of Commencement of Commercial Production will be the date after completion which is the first day of the first three-month period (whether calendar months or otherwise) during which period the average rate of production at the CMC is at least 400 tonnes per day (with production calculated on the basis of mined material processed through the plant).

Payment of any Earn-Out Consideration will be funded through cash generated by Coricancha from operation of the CMC.

Reclamation Costs

In addition, GP Peru has agreed to cause Coricancha to reclaim the Cancha 1 and Cancha 2 tailings facilities and the Triana tailings facility (each being part of the CMC), in accordance with mine closure and abandonment plans approved by the Peru Ministry of Mines (the “Mine Closure Plans”). Nyrstar will fund the payment of the reclamation costs associated with undertaking the reclamation work required to complete the Mine Closure Plans to a maximum of US$20 million. GP will be required to fund any reclamation costs required to complete the Mine Closure Plans in excess of Nyrstar’s commitment. To the extent additional funding of the reclamation costs is required, the Company anticipates funding these costs from working capital.

2.4	Effect on Financial Position

Upon completion of the Acquisition, Coricancha became a wholly-owned subsidiary of GP Peru, which in turn is a wholly-owned subsidiary of Great Panther. The business and operations of Coricancha have been combined with those of Great Panther and are managed concurrently.

Except as disclosed in this Business Acquisition Report and the Material Change Report, Great Panther does not have any current plans for material changes in the business or affairs of Coricancha which may have a significant effect on the results of the operations and financial position of Great Panther.

For details on the pro forma effect of the Acquisition on Great Panther, see Item 3.

The information set out above is a summary only and is qualified in its entirety by the information contained in the pro forma financial statements attached to this Business Acquisition Report.

2.5	Prior Valuations

To the best knowledge of Great Panther, no valuation opinions have been obtained within the last twelve months by Coricancha or Great Panther in connection with the Acquisition.

2.6	Parties to Transaction

The Acquisition was not with an informed person, associate or affiliate of Great Panther, as defined in Section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations.

2.7	Date of Report

September 12, 2017.

Item 3	FINANCIAL STATEMENTS

The following financial statements are provided in the Appendices:

Appendix A	Audited financial statements of Coricancha as at and for the years ended December 31, 2016 and 2015,

Appendix B	Unaudited interim financial statements of Coricancha as at and for the three months ended March 31, 2017 and 2016,

Appendix C	Unaudited pro forma combined statements of loss for the year ended December 31, 2016 and for the three months ended March 31, 2017, prepared on the basis that the Acquisition occurred on January 1, 2017.

APPENDIX A

Nyrstar Coricancha S.A.

Financial Statements

For the years ended

December 31, 2016 and 2015

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NYRSTAR CORICANCHA S.A.

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Directors of Nyrstar Coricancha S.A.

1.	We have audited the accompanying financial statements of Nyrstar Coricancha S.A. (a subsidiary of Nyrstar N.V.), which comprise the statements of financial position as at December 31, 2016 and 2015, and the statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

2.	Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

3.	Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing approved by the Consejo Directivo de la Junta de Decanos de Colegios de Contadores Públicos del Perú (Board of Deans of the Peruvian Professional Association of Certified Public Accountants) for its application in Peru. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
4.	An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatements in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control relevant to Coricancha for the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Coricancha’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.
5.	We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for an audit opinion.

Opinion
6.	In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Nyrstar Coricancha S.A. as of December 31, 2016 and 2015, its financial performance and cash flows for the years then ended, in accordance with International Financial Reporting Standards.

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Emphasis of matter

7.	Without qualifying our audit opinion, we draw attention to Note 1(e) to the financial statements which indicates that as of December 31, 2016 and 2015 the accumulated net losses (in thousands) US$13,744 and US$6,906, respectively, have reduced the stockholders’ equity to an amount less than one third of the share capital, shown as negative as of December 31, 2016, which, in accordance with the General Law of Business Corporations, is a cause for dissolution, unless the losses are compensated or the share capital is increased or reduced. The situation described before, as well as the suspension of operations of its Coricancha Mining Complex in 2013, indicates the existence of material uncertainty that may cast substantial doubt about the entity’s ability to continue as a going concern. Management’s plans to reverse this condition is described in the aforementioned note. The financial statements do not include any adjustment that could result from this uncertainty.

Other matter

8.	The translation of this report from the report originally issued in Spanish has been made solely for the convenience of English-speaking readers. Its format and layout may differ from the original report.

/s/ Gris y Asociados S. Civil de R.L.

Countersigned by

/s/ Karla Velásquez Alva

Karla Velásquez Alva, (Partner)

CPC Registration No. 21595

June 7, 2017

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NYRSTAR CORICANCHA S.A.

STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2016 AND 2015

(Expressed in thousands of US dollars)

	December 31, 2016	December 31, 2015
Assets

Current assets:
Cash	$28	$71
Trade accounts receivable	8	8
Accounts receivable from related parties (note 5)	174	18,453
Other receivables (net) (note 6)	847	1,089
Inventories (net) (note 7)	2,735	2,736
Prepaid expenses	77	197
	3,869	22,554

Non-current assets:
Accounts receivable from related parties (note 5)	15,159	–
Property, plant and equipment (note 8)	5,356	5,356
Exploration and development costs (note 9)	1,321	740
	21,836	6,096

Total assets	$25,705	$28,650

Liabilities and Shareholders' Equity

Current liabilities:
Trade accounts payable (note 10)	$796	$480
Accounts payable to related parties (note 5)	3,189	3,596
Employee benefits (note 11)	225	172
Other payables (note 12)	161	86
Provisions (note 21)	1,485	864
	5,856	5,198

Non-current liabilities
Provision for mine closure (note 18)	23,610	21,700
Total liabilities	29,466	26,898

Equity
Share capital (note 13(a))	9,983	8,658
Accumulated losses (note 1(e))	(13,744)	(6,906)
Total equity	(3,761)	1,752

Total liabilities and equity	$25,705	$28,650

See accompanying notes to the financial statements.

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NYRSTAR CORICANCHA S.A.

STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of US dollars)

For the years ended December 31, 2016 and 2015

	2016	2015

Sale of concentrates	$–	$–
Cost of sales	–	–

Gross income	–	–

Selling and administrative expenses (note 14)	(5,579)	(6,603)
Other income (note 15)	497	1,241
Other expenses	(1,075)	(1,860)
Financial income	977	1,497
Financial expenses	(1,533)	(1,730)
Foreign exchange	(125)	550
Loss before income taxes	(6,838)	(6,905)

Income tax expense	–	–

Net loss for the year	$(6,838)	$(6,905)

Other comprehensive income	–	–

Total comprehensive loss for the year	$(6,838)	$(6,905)

See accompanying notes to the financial statements.

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NYRSTAR CORICANCHA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

(Expressed in thousands of US dollars)

For the years ended December 31, 2016 and 2015

	Share capital	Accumulated losses	Total
	(note 13(a))	(note 1(e))

Balances as at January 1, 2015	$154,533	$(160,876)	$(6,343)
Capital contributions	15,000	–	15,000
Capitalization of accumulated losses	(160,875)	160,875	–
Net loss for the year	–	(6,905)	(6,905)
Balances as at December 31, 2015	$8,658	$(6,906)	$1,752

Balances as at January 1, 2016	$8,658	$(6,906)	$1,752
Capital contributions	1,325	–	1,325
Net loss for the year	–	(6,838)	(6,838)
Balances as at December 31, 2016	$9,983	$(13,744)	$(3,761)

See accompanying notes to the financial statements.

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NYRSTAR CORICANCHA S.A.

STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the years ended December 31, 2016 and 2015

	2016	2015

OPERATING ACTIVITIES
Receipts corresponding to:
Management services	$407	$988
Income tax recovery	723	480
Interest	977	1,440
Payments corresponding to:
Suppliers for goods and services	(3,012)	(2,921)
Employee benefits	(1,359)	(1,339)
Income taxes	(163)	–
Other payments	(2,216)	–
Net cash used in operating activities	(4,643)	(1,352)

INVESTING ACTIVITIES
Payments corresponding to:
Exploration and development cost	(581)	(740)
Receipts corresponding to:
Borrowings from related parties, net	2,981	15,216
Net cash provided by investing activities	2,400	14,476

FINANCING ACTIVITIES
Proceeds corresponding to:
Borrowings from related parties	2,290	1,833
Capital contributions	1,325	15,000
Payments corresponding to
Borrowings from related parties	(1,415)	(31,235)
Net cash provided by (used in) financing activities	2,200	(14,402)

Net decrease in cash	(43)	(1,278)
Cash at beginning of the year	71	1,349
Cash at the end of the year	$28	$71

See accompanying notes to the financial statements.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015
1.	Incorporation and business activity, purchase option agreement, approval of the financial statements and main contracts
(a)	Incorporation and business activity

Nyrstar Coricancha S.A. (hereinafter “Coricancha”) is a subsidiary of Nyrstar International B.V. (the Holding), which owns 85% of the shares of Coricancha’s capital stock. Coricancha was incorporated on February 24, 1997 under the name of Compañía Minera San Juan (Peru) S.A. At the general shareholders’ meeting on January 9, 2012 it was agreed to change the company’s name to Nyrstar Coricancha S.A.

The legal address of Coricancha, where its administrative offices are located, is La Paz Avenue 1298, Miraflores, Lima, Peru.

Coricancha may undertake any kind of mining activities. Until September 2013, Coricancha operated the Coricancha Mine Complex (the “CMC”), which is located in the East Lima department, mainly producing lead, copper and zinc concentrate; as well as gold and silver using bacterial-cyanidation leaching technology from the flotation of zinc tailings to produce a gold-bearing arsenopyrite concentrate.

As a result of the suspension of operations of the CMC and the material uncertainty of restarting operations, in December 2013, management considered necessary to recognize an estimate for impairment of the assets related to the mining unit. The recoverable value of the assets was determined based on fair value less cost to sell, calculated using the discounted cash flows expected over the life of the mine using a discount rate of 9.3%, except for machinery and equipment for which the recoverable amount was determined by means of an appraisal made by an independent expert, based on depreciated replacement values.

(b)	Purchase Option Agreement and Share Purchase Agreement

In May 2015, the shareholders, Nyrstar International B.V. and Nyrstar Netherlands B.V., entered into an option agreement with Great Panther Silver Peru S.A.C. pursuant to which, in exchange for certain disbursements and investments to be made by Great Panther Silver Peru S.A.C. in the ensuing two years, the shareholders granted the right and the exclusive option to acquire 100% of the issued and outstanding shares of Coricancha. In 2016, Great Panther Silver Peru S.A.C. made disbursements in favor of Coricancha to increase exploration activity by an amount of US$581 (December 31, 2015 - US$740) and this amount is shown as exploration and development costs (note 9).

In December 2016, the Share Purchase Agreement ("SPA") was signed between Coricancha, its shareholders and Great Panther Silver Peru S.A.C (the “Purchaser”), for which the main agreements are detailed below:

(b.1)       The purchase price of the shares acquired is determined as the sum of:

•	US$100
•	Future additional compensation to the seller, which may be payable based on certain future financial results, and
•	An amount equal to cash remaining in Coricancha which results from and is attributable to the completion of the Reorganization Plan.

These amounts are to be paid net of any tax withholdings which may be deducted or withheld.

(b.2)	Any amount paid for mine restoration by Nyrstar (Corporate) to the Purchaser will constitute a reduction of the purchase price. Under the agreement, Nyrstar maintains the responsibility to pay for the mine restoration costs of Coricancha up to an amount of US$20,000.
(b.3)	Notwithstanding any other provision of this Agreement, the purchase price will not be less than zero.
(b.4)	Nyrstar (Corporate) will indemnify the Purchaser for all liabilities and losses incurred by the Purchaser or by Coricancha after the completion of the agreement in relation to the following:
•	Any warranty or false representation made by Nyrstar in the current agreement.
•	Non-compliance with any of the terms agreed by Nyrstar under this agreement.
•	Fines and penalties issued or amounts paid by Coricancha under administrative processes, judicial or by arbitration, or regulatory actions related to Coricancha or the CMC.
•	The legal cost incurred by Coricancha or the Purchaser in relation to the fines and penalties issued or the amounts paid by Coricancha under any administrative process, judicial or by arbitration or regulatory actions referred to the preceding bullet point.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

1.	Incorporation and business activity, purchase option agreement, approval of the financial statements and main contracts - continued
(c)	Approval of the financial statements

The financial statements of Coricancha for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards ("IFRS"), were approved for issuance by management of Coricancha on March 31, 2017. These financial statements will be submitted to the Board and presented at the Shareholders’ General Meeting for approval. In management's opinion, the accompanying financial statements will be approved by the Board of Directors and at the Shareholders’ General Meeting without modification. The financial statements for the year ended December 31, 2015, prepared in accordance with IFRS, were approved at the Shareholders’ General Meeting held on March 31, 2016.

(d)	Coricancha’s main contracts
(d.1)	Service contracts with related parties

Nyrstar N.V.

Coricancha has a contract with Nyrstar N.V. pursuant to which it receives communications, controls and systems support services. This contract is indefinite. During 2016 and 2015, Coricancha did not receive any of such services.

Nyrstar Sales & Marketing AG.

Coricancha has a contract with Nyrstar Sales & Marketing Inc. for finance and business analysis, safety, environmental and health, human resources and legal support services. This contract is indefinite. During 2016, Coricancha did not receive any of such services (2015 - US$9) (note 5).

Nyrstar US Inc.

Coricancha has a contract with Nyrstar US Inc. for strategic planning support services in relation to mining activities, geology, exploration, and operations management. This contract is indefinite. During 2016 and 2015, Coricancha did not receive any of such services.

Nyrstar Ancash S.A.

Coricancha has a contract with Nyrstar Ancash S.A. pursuant to which Coricancha provides finance and accounting support, payroll management, communications, logistic services, commercialization, legal, administration, treasury, systems, human resources, community relations, safety, environmental and health, and other activities related to management of Coricancha. This contract is indefinite and establishes a monthly payment. The amount paid in 2016 was US$268 (2015 - US$503) (note 5).

(d.2)	Financing Contracts

Coricancha maintained a line of credit with Nyrstar Finance International AG., in the amount of US$100,000, which does not have an expiration date and carries an interest rate of LIBOR +1.25%. As at December 31, 2016 and 2015, the payable balance amounts to US$2,979 and US$2,266, respectively (note 5).

Coricancha granted a line of credit to Nyrstar Ancash S.A. for US$60,000, at an annual interest rate of 6.5% from January to June, and 5.1% from July to December. As at December 31 2016 and 2015, the balance receivable amounts to US$15,159 and US$18,140, respectively (note 5).

(e)	Accumulated losses

As at December 31, 2016 and 2015, the accumulated losses of US$13,744 and US$6,906, respectively, have reduced the shareholders’ equity of Coricancha to an amount less than one third of the share capital, shown as negative as of December 31, 2016. In accordance with the General Law of Business Corporations, this is a cause for dissolution, unless the losses are compensated or the share capital is increased or reduced. Because of this, Coricancha is not in good standing (known as “irregular company status”).

The situation described above, as well as the suspension of operations at its CMC in 2013, indicates the existence of a material uncertainty about Coricancha’s ability to continue as a going concern.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

1.	Incorporation and business activity, purchase option agreement, approval of the financial statements and main contracts - continued

Management actions and plans

During 2015, to overcome the irregular situation as at December 31, 2014, the shareholders agreed to reduce the share capital against the accumulated losses to that date for US$160,875.

In January 2016, the Ministry of Energy and Mines approved a request for the restructuring of the activities of Coricancha in order to continue operations at the treatment plant and remain in compliance with its obligations. The activities included:

(i)       Reassessment of the accessible reserves and execution of a new development and preparation plan.

(ii)       Execution in the short term of the exploration diamond drilling plan.

(iii)       General maintenance of the treatment plant.

However, in 2016, the execution of the exploration plan approved by the Ministry was suspended due to a disaster caused by the El Niño climate phenomenon and for which a mitigation plan to minimize the impact caused by this phenomenon was submitted to the Ministry of Energy and Mines. The mitigation plan started in March 2016 and focused primarily on the concentrator plant. These activities ended in December 2016.

During 2017, Coricancha intends to restart activities initially approved by the Ministry of Energy and Mines.

In management’s opinion, under the terms of the SPA signed in December 2016, which is explained in section (b) above, the new shareholders intend to restart exploitation activities of Coricancha, after the completion of disbursements and additional investments intended to confirm the results of exploration activities performed.

Subsequent Event

With the purpose of improving the equity situation as at December 31, 2016, shareholders agreed at the General Shareholders’ Meeting held on March 6, 2017, to increase the share capital via new cash contributions of Nyrstar International BV and Nyrstar Netherlands BV for US$6,326 and US$1,116, respectively (S/24,382, by its equivalent in soles).

In addition, shareholders at the General Shareholders’ Meeting held on March 6, 2017 approved the reduction of share capital by US$15,692 (S/50,949, by its equivalent in soles).

2.	Significant accounting policies, critical accounting judgements and key sources of uncertainty

The significant accounting policies used by Coricancha for the preparation and disclosure of its financial statements are as follows:

(a)	Statement of compliance and basis of preparation and presentation

The financial statements of Coricancha have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”) as of December 31, 2016 and 2015. The historical cost basis was used for these purposes, as explained in the significant accounting policies section. Historical cost is usually based on the fair value of the consideration given.

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, if this price is directly observable and estimable through other valuation methods. In the fair value estimate of an asset or liability, Coricancha considers the characteristics of such asset or liability in the same way that market participants would to determine a price at the measurement date. The fair value for the purposes of measurement and/or revaluation in these financial statements are determined on such basis, except for share-based payment transactions (which are within the scope of IFRS 2 Share-based Payment), lease transactions (within the scope of IAS 17 Leases), and measurements that have some similarities to the fair value, such a net realizable value in IAS 2 Inventories, or value in use in IAS 36 Impairment of Assets.

Additionally, for financial reporting, fair value measurements are categorized in three levels: 1, 2 or 3; depending on the degree to which this information for fair value measurements are observable, and the significance of these to the fair value in total, as described below:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that  Coricancha has at the measurement date.

Level 2:  Inputs other than quoted prices that are observable for the asset or liability either directly  or indirectly.

Level 3:  Inputs that are not observable for the assets or liabilities.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

2.	Significant accounting policies, critical accounting judgements and key sources of uncertainty - continued
(b)	Responsibility for the information and use of estimates

The information contained in these financial statements is the responsibility of Coricancha’s management. For the preparation of these financial statements, certain estimates have been made to quantify some of the assets, liabilities, income, expenses and commitments recorded, based on experience and other relevant factors. Actual results could differ from these estimates.

These estimates are reviewed on an ongoing basis. Adjustments to accounting estimates are recognized prospectively and the effects of these changes are accounted for in the corresponding profit or loss accounts for the year in which the adjustments are made.

The estimates, and their sources of uncertainty considered to be most significant for the preparation of the financial statements of Coricancha, are as follows:

•	Determination of the functional currency and recording of foreign currency transactions.
•	Impairment losses on assets.
•	Useful lives assigned to property, plant and equipment.
•	Provision for mine closure.
•	Current income tax.
•	Provisions and probabilities of contingencies.
•	Going Concern (note 1(e)).

The sources of uncertainty considered most important for the preparation of the financial statement of Coricancha are:

•	Criteria considered in the analysis of impairment of long lived assets (cash flows and discount rates).
•	Tax criteria considered in the calculation of current income tax.
•	Criteria considered in the determination of the likelihood of contingencies.
(c)	Functional currency and presentation currency

Coricancha prepares and presents its financial statements in United States dollars, which is its functional currency. The functional currency is the currency of the primary economic environment in which the entity operates, which affects the selling prices of goods sold, among other factors.

Translation to United States dollars

Coricancha prepares its financial statements in United States dollars from its accounting records which are kept in Peruvian soles. These financial statements have been translated into US dollars, the functional currency of Coricancha, following the methodology shown below:

•	As at December 31, 2016 and 2015, monetary assets and liabilities for which the original currency is Peruvian sol, have been translated to US dollars at a closing rate of US$0.298 and US$0.293 per S/1.00 at these dates, respectively. Monetary assets and liabilities in US dollars are presented in their original currency.
•	Non-monetary assets and liabilities in Peruvian soles and shareholders’ equity have been translated to US dollars using the exchange rates prevailing at the dates of the transactions. Accumulated depreciation of property, plant and equipment, amortization of exploration and development costs, and the consumption of inventories were calculated from amounts translated to US dollars of the assets to which they relate.
•	Gains and losses denominated in US dollars are presented in their original currency. All other transactions are translated from Peruvian soles to US dollars at average monthly rates, except for non-monetary items which are determined as described in the bullet point above.
•	The resulting difference arising from the translation is presented in the statement of income and other comprehensive income and was a loss of US$125 and a gain of US$550 in 2016 and 2015, respectively.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

2.	Significant accounting policies, critical accounting judgements and key sources of uncertainty - continued
(d)	Financial instruments

Financial instruments are defined as any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and liabilities are recognized when Coricancha becomes part of the contractual agreements of the corresponding financial instrument.

Financial assets and liabilities are initially recognized at fair value plus the transaction costs directly attributable to the acquisition or issuance thereof, except for those which are classified at fair value with changes through profit or loss, which are initially recognized at fair value and whose transaction costs directly attributable to the acquisition or issuance are recognized in profit or loss of the period.

Financial assets

The financial assets held by Coricancha mainly correspond to loans and receivables. Coricancha does not hold financial assets designated at fair value through profit and loss, held to maturity investments or available for sale financial assets, nor has it carried out transactions during the period which would have required such classifications.

Loans and receivables are recorded at amortized cost using the effective interest rate method less any accumulated impairment. Interest income is recognized using the effective interest rate method, except for those short-term accounts receivables for which such recognition is not considered significant.

Financial liabilities

Financial liabilities are classified in accordance with the contractual agreements and considering the economic substance of the contract.

Financial liabilities held by Coricancha are classified as other financial liabilities. Coricancha does not hold financial liabilities at fair value through profit or loss, nor any financial liabilities held for trading.

Financial liabilities consist of: trade accounts payable, accounts payable with related parties, and other accounts payable, which are valued after initial recognition at amortized cost using the effective interest rate method, with the interest recognized in profit or loss in the corresponding period.

(e)	Inventory

Inventories are valued at the lowest of cost or net realizable value. Cost includes direct materials and, where appropriate, labor costs and general production costs, including expenses incurred to bring the inventory to its present location and condition. Cost is determined using the average weight method. Net realizable value represents estimated sale price less all estimated costs to complete and costs that will be incurred in marketing, selling and distribution.

For reductions in book value to net realizable value, an inventory write-down is charged to profit or loss for the year in which such reductions occur. Management performs a periodic analysis to establish a provision for those items considered not suitable for usage or obsolete.

The depreciation of assets related to production activities is included in production cost and, consequently, in cost of sales and the inventory valuation of finished and in process goods.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less depreciation and any impairment loss recognized. Initial disbursements, as well as those subsequently incurred, related to goods whose cost can be measured reliably, and when it is likely that future benefit can be obtained from them, are recognized as property, plant and equipment. Expenditures for repairs and maintenance are recognized as expense in the period in which they are incurred, except for significant components of major equipment which are recorded independently and are depreciated according to their own useful lives. The resulting profit or loss from disposal or retirement of an item of property, plant and equipment is determined as the difference between the proceeds of disposals and net book value, which is recognized in the profit or loss of the period at the time the sale is considered realized.

Property, plant and equipment in the process of construction or acquisition are presented at cost, less any impairment loss recognized. The cost of these assets in process includes professional fees and, for assets that qualify, borrowing cost. Those assets are reclassified subsequently to categories within property, plant and equipment upon completion of construction or acquisition, and when they are ready to use. Depreciation commences at that time.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

2.	Significant accounting policies, critical accounting judgements and key sources of uncertainty - continued

Depreciation is calculated using the straight-line method over the useful life of the assets. Depreciation is recognized as an expense, and is calculated considering the following estimated useful lives of the following categories:

Years
Building and other construction	7
Tailings dam	2
Machinery and equipment	5
Transport units	5
Furniture and fixtures	5
Miscellaneous equipment	Between 1 and 5
Cost for asset retirement	7

Estimates of useful life, residual values, if applicable, and depreciation methods are reviewed periodically to evaluate possible significant changes in previous expectations or in the expected consumption pattern for the future economic benefit of the assets, incorporating prospectively the effects of any change in these estimates through profit or loss in the period.

(g)	Exploration and development costs

Costs of exploration are recorded at cost, less amortization and any impairment loss recognized. Annual amortization is recognized as a cost at the time the area where the exploration activities were carried out begins to be exploited, based on the estimate life of the mineral deposits, calculated according to proven and probable mineral reserves and the maximum production capacity of the concentrator plant of each mining unit.

Development costs required to maintain production levels are charged at cost in the month in which they are incurred. Development costs whose feasibility studies have determined that they will result in an increase in reserves and that will contribute generating future economic benefits are capitalized until the start of the exploitation phase and are amortized based on the useful life of each particular project.

(h)	Review of impairment of long-lived assets

Coricancha periodically reviews the carrying amount of its long-lived assets to determine if there are indicators that these assets have suffered any impairment. If there is an indicator of impairment, the recoverable amount is calculated with the purpose of determining the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable value of an individual asset, Coricancha estimates the recoverable amount of the cash generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation is identified, common assets are also distributed to the individual cash generating units or, in their absence, to the smallest group of cash generating units for which a consistent and reasonable allocation basis can be identified.

Assets not yet available for use are reviewed annually for this purpose, as well as when there is an indicator that the corresponding asset has suffered any loss in value.

The recoverable amount is the higher of the fair value of an asset less the cost of disposal and its value in use. The value in use is calculated based on the expected future cash flows discounted to their present value, using a pre-tax discount rate, to reflect the current market conditions with respect to the value of money over the time and specific risk associated with the asset.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the book value of the asset (cash generating unit) is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

An impairment loss may be subsequently reversed and recorded as income in the period, up to a carrying amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash generating unit) in prior years.

(i)	Provisions

Provisions are recognized when Coricancha has a present obligation (constructive or legal) as a result of a past event, it is likely that an outflow of resources from Coricancha, embodying economic benefits will be required to settle the obligation, and the amount has been reliably estimated. Provisions for future operating losses are not recognized.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

2.	Significant accounting policies, critical accounting judgements and key sources of uncertainty - continued

The amount recognized as a provision corresponds to the best estimate as of the reporting date, of the outflow required to settle the obligation, considering risks and uncertainties related to many events and circumstances in reaching such estimate. When the amount of the provision will be measured using estimated cash flows to settle the obligation, the carrying amount is the present value of the corresponding cash flows.

If some or all of the expenditures required to settle the provision are expected to be reimbursed by a third party, the portion receivable is recognized as an asset when there is certainty of its recovery, and the amount can be reliably measured.

(j)	Contingent liabilities and assets

Contingent liabilities are not recognized in the financial statements, and are only disclosed in the notes to the financial statements. When the possibility of an outflow of resources to settle the contingent liability is remote, such disclosure is not required.

Contingent assets are not recognized in the financial statements, and are disclosed in the notes to the financial statements when it is probable they will result in an inflow of resources.

Items previously considered as contingent liabilities will be recognized as liabilities in the financial statements in the period when a change in probabilities occurs; specifically, when it is probable to have an outflow of resources to settle the liability. Items previously considered as contingent assets will be recognized as assets in the financial statements in the period in which it is determined that it is virtually certain that there will be an inflow of resources.

(k)	Employee benefits

Benefits to employees and workers includes, but is not limited to, short term benefits such as wages, salaries and social security contributions, annual paid absences, paid sick leave, and profit sharing, if they are paid within twelve months after the period end. These benefits are recognized in profit or loss for the period when the employee has provided the services that entitles them to receive these benefits. The corresponding obligations payable are presented as liability for employee benefits.

(l)	Income tax

Tax expense comprises the sum of the estimated current income tax and deferred income tax.

Current income tax is determined applying the established tax rate in accordance with the tax laws in effect.

Deferred income tax corresponds to the expected recoverable or payable amount for the temporary differences between the book values of assets and liabilities, and the corresponding tax bases. Deferred income tax liabilities are usually recognized for all taxable temporary differences. Deferred tax assets are usually recognized for all deductible temporary differences and tax credits, and unused tax loss carry-forwards, to the extent Coricancha considers that it is probable that taxable profit will be available against which these temporary differences can be utilized. These assets and liabilities are not recognized if the temporary assets arise from a capital gain or from the initial recognition (other than business combination) of other assets and liabilities in a transaction that does not affect taxable profit or loss or accounting profit.

Deferred income tax liabilities are recognized for the taxable temporary differences related to investments in subsidiaries, associates and interests in joint ventures, except for those cases the holding company can control the timing of the reversal of the difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets which arise from the deductible taxable temporary differences related to those investments and participating interest are only recognized to the extent that it is probable that these temporary differences will reverse in the foreseeable future and taxable profit will be available to be used against those temporary differences.

The book value of deferred tax assets is reviewed at the end of each reporting period, and is reduced to the extent that it is not probable that Coricancha will have sufficient taxable income to recover all or a portion of such assets.

Deferred income tax assets and liabilities are determined using the tax rates which are expected to be applied at the time the asset is realized or the liability is settled, using tax rates that have been enacted or substantively enacted, at the end of the reporting period.

Income taxes, both current or deferred, are recognized as income or expense, and included in the determination of net profit or loss for the period, unless those taxes are related to items recognized as other comprehensive income or directly in shareholders’ equity, in which case the associated current and deferred income tax is also recognized in other comprehensive income or directly in shareholders’ equity, respectively.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

2.	Significant accounting policies, critical accounting judgements and key sources of uncertainty - continued
(m)	Mine closure

Mine closure assets and liabilities are recognized when (i) Coricancha has a present obligation related to dismantling and removing the assets, as well as restoring the sites where its mining units are located, and (ii) the amount of the obligation can be reasonably estimated.

The initial amount of the asset and liability is recognized as the present value of the estimated future expenditures to comply with those obligations.

Subsequently (i) the liability is adjusted in each following period to update the present value initially recognized; such increase in liabilities is recognized as a financial expense; (ii) the asset is depreciated and/or amortized based on the estimated useful life of the mineral deposit, calculated at the beginning of each year in accordance with the proven and probable resources and the maximum production capacity of the concentrator plant. Useful life is represented by the depreciation and/or amortization rates chosen. Such depreciation and/or amortization is recognized as an expense.

3.	New standards and interpretations internationally issued
(a)	New IFRSs, interpretations and amendments to current standards that did not significantly affect reported amounts and their disclosures in the current and previous year

The following standards, interpretations and amendments to current standards were published with mandatory application for accounting periods beginning on or after January 1, 2016, but were not relevant to Coricancha’s operations:

IFRS 14 Regulatory Deferral Accounts (“IFRS 14”).

Effective for annual periods beginning on or after January 1, 2016.

IFRS 14 permits eligible first-time adopters of International Financial Reporting Standards to continue their previous GAAP rate-regulated accounting policies, with limited changes, at the time of initial adoption of IFRSs as well as in subsequent separate financial statements.

Amendments to IFRS 11 Joint Arrangements (“IFRS 11”).

Effective for annual periods beginning on or after January 1, 2016.

The amendments to IFRS 11 provide guidance on how to account for the acquisition of an interest in a joint operation in which the activities constitute a business as defined in IFRS 3 Business Combinations (“IFRS 3”). Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 regarding impairment of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements must be applied to the formation of a joint operation if, and only if, an existing business is contributed to the joint operation by one of the parties that participate in the joint operation.

A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations.

The amendments apply prospectively to acquisitions of interests in joint operations (in which the activities of the joint operations constitute businesses as defined in IFRS 3) occurring from the beginning of annual periods beginning on or after January 1, 2016.

Amendments to IAS 16 Property, Plant and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”). Clarification of Acceptable Methods of Depreciation and Amortization.

Effective for annual periods beginning on or after January 1, 2016.

The amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

When the intangible asset is expressed as a measure of revenue, or

When it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

3.	New standards and interpretations internationally issued - continued

Amendments to IAS 16 and IAS 41 Agriculture (“IAS 41”): Bearer Plants.

Effective for annual periods beginning on or after January 1, 2016.

The amendments to IAS 16 and IAS 41 define a bearer plant and require biological assets that meet the definition of a bearer plant to be accounted for as property, plant and equipment in accordance with IAS 16, instead of IAS 41. The produce growing on bearer plants continues to be accounted for in accordance with IAS 41. These amendments include the option that bearer plants can be measured using either the cost model or the revaluation model set out in IAS 16.

Annual Improvements to IFRSs 2012 - 2014 Cycle

The annual improvements to IFRSs 2012 - 2014 cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations introduce specific guidance for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa). The amendments clarify that such a change should be considered as a continuation of the original plan of disposal and hence requirements set out in IFRS 5 regarding the change of sale plan do not apply. The amendments also clarify the guidance for when held-for-distribution accounting is discontinued.

The amendments to IFRS 7 Financial Instruments - Disclosures provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets.

The amendments to IAS 19 Employee Benefits clarify that the rate used to discount post-employment benefit obligations should be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The assessment of the depth of a market for high quality corporate bonds should be at the currency level (the same currency as the benefits are to be paid). For currencies for which there is no deep market, the market yields at the end of the reporting period on government bonds denominated in that currency should be used instead.

Amendments to IAS 1 Presentation of Financial Statements.

Effective for annual periods beginning on or after January 1, 2016.

The amendments were a response to comments of financial information preparers that there were difficulties in applying the judgment when preparing and presenting information in the financial statements, and included the following changes:

Clarification that information should not be obscured by aggregating or by providing immaterial information, materiality considerations apply to all parts of the financial statements, even when some standards require specific disclosures.

Clarification that the list of line items to be presented in the financial statements can be disaggregated and aggregated as relevant and additional guidance on subtotals in these statements and the clarification that an entity’s share of other comprehensive income of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether (or not) it will subsequently be reclassified to profit or loss.

Examples of possible ways of ordering the notes to clarify that understandability and comparability should be considered when determining the order of the notes and to demonstrate that the notes need not be presented in the order so far listed in paragraph 114 of IAS 1.

Amendments to IFRS 10 Consolidated Financial Statements (“IFRS10”), IFRS 12 Disclosure of Interests in Other Entities, and IAS 28 Investment Entities (“IAS 28”): Applying the Consolidation Exception.

Effective for annual periods beginning on or after January 1, 2016.

The amendments clarify that the exemption from preparing consolidated financial statements is available to a parent company that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. The amendments also clarify that the requirement for an investment entity to consolidate a subsidiary providing services related to the former’s investment activities applies only to subsidiaries that are not investment entities themselves.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

3.	New standards and interpretations internationally issued - continued
(b)	New IFRSs and interpretations issued applicable after the date of submission of the financial statements

The following standards and interpretations have been published for application to periods beginning after the date of presentation of these separate financial statements:

IFRS 9 Financial Instruments (“IFRS 9”).

Effective for annual periods beginning on or after January 1, 2018. IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013, to include new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include: a) impairment requirements for financial assets, and b) limited changes to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

IFRS 9 requires all recognized financial assets within the scope of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) to be subsequently measured at amortized cost or fair value. Specifically, debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interests on the principal outstanding, are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specific dates to cash flows that are solely payments of principal and interests on the principal amount outstanding, are generally measured at fair value through other comprehensive income. All other debt and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, only with dividend income generally recognized in profit or loss.

Regarding the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of a financial liability that is attributable to changes in the credit risk of such liability is recognized in other comprehensive income, unless the recognition of the changes of credit risk of the liability in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated at fair value through profit or loss is recognized in profit and loss.

In relation to the impairment of financial assets, IFRS 9 requires an expected credit impairment loss model, as opposed to an incurred credit impairment loss model under IAS 39. The credit impairment loss model requires an entity to account for expected credit losses and changes in those losses at each presentation date of the financial statements to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

The new general hedge accounting requirements retain three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

Management anticipates that IFRS 9 implementation in the future might have a material impact on the reported amounts, related to assets and liabilities of Coricancha. However, it is not feasible to provide a reasonable estimate of the effect of the application of this standard until a detailed review has been completed.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”).

Effective for periods beginning on or after January 1, 2018.

IFRS 15, issued in May 2014, establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations when it becomes effective.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

3.	New standards and interpretations internationally issued - continued

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Specifically, this standard introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, that is, when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Management anticipates that IFRS 15 implementation in the future, if Coricancha restarts operations, might have a material impact on the reported amounts and disclosures in the financial statements of Coricancha. However, it is not feasible to provide a reasonable estimate of the effect of the application of this standard until a detailed review has been completed.

IFRS 16 Leases (“IFRS 16”). Effective for annual periods beginning on or after January 1, 2019.

IFRS 16 establishes how to recognize, measure, present and disclose leases. This standard introduces only one accounting model, and requires lessees to recognize one asset and one liability for all leases provided they are not hired for 12 months or less, or the underlying asset has a less significant value. Lessors will continue classifying leases as operating or financial, with no further changes as they have been doing so under IAS 17 Leases.

Management considers that the standard will not have a material impact on the financial statements due to it is not engaged on lease arrangements for material amounts.

IFRIC 22 Foreign Currency Transactions and Advance Consideration.

Effective for annual periods beginning on or after January 1, 2018.

The interpretation addresses foreign currency transactions or parts of transactions where:

•	There is consideration that is denominated or priced in a foreign currency;
•	The entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and
•	The prepayment asset or deferred income liability is non-monetary.

The Interpretations Committee came to the following conclusion:

The date of the transaction, for determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability.

If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt.

Management believes that this interpretation will not have a material impact on the separate financial statements since Coricancha does not perform similar transactions in foreign currency for significant amounts.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

The date of effective application of these amendments has been determined to be indefinite.

These amendments deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, these amendments state that profits or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

3.	New standards and interpretations internationally issued - continued

Similarly, profits and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

Earlier application of these amendments is permitted. Management of Coricancha considers that the amendments to the standard are not applicable to the current operations of Coricancha because it does not hold investments on associates or joint ventures.

Amendments to IAS 12 Income Taxes (“IAS 12”), Recognition of Deferred Tax Assets for Unrealized Losses.

Effective for annual periods beginning on or after January 1, 2017.

This standard amends IAS 12 and clarifies the following:

•	Unrealized losses on debt instruments measured at fair value but at cost for tax purposes give rise to deductible temporary differences, regardless of whether the holder of the debt instrument expects to recover the carrying amount of the debt instrument until maturity or by selling it.
•	The carrying amount of an asset does not limit the estimation of probable future taxable profits.
•	The estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.
•	An entity assesses a deferred tax asset in combination with other deferred tax assets. In circumstances in which local tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.
•	Management believes that the amendments to this standard will not have a material impact on the financial statements due to it has not recognized deferred income taxes due to the current situation of its operations.

Amendments to IAS 7 Statement of Cash Flows, Disclosure Initiative.

Effective for annual periods beginning on or after January 1, 2017.

These amendments require an entity to provide disclosures that enable users of separate financial statements to evaluate changes in liabilities arising from financing activities.

Coricancha’s management believes that the amendments to this standard will not have a material impact on the separate financial statements since Coricancha does not have and does not expect to have financial obligations.

Clarifications to IFRS 15. Effective for annual periods beginning on or after January 1, 2018.

These clarifications deal with three aspects of the standard (identification of performance obligations, principal versus agent considerations, and licenses) and provides a transition guidance for modified and finished contracts.

Management anticipates that IFRS 15 implementation in the future, if Coricancha restarts operations, might have a material impact on the reported amounts and disclosures in the financial statements of Coricancha. However, it is not feasible to provide a reasonable estimate of the effect of the application of this standard until a detailed review has been completed.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions.

Effective for annual periods beginning on or after January 1, 2018.

These amendments clarify the standard in relation to the accounting for cash-settled share-based payment transactions that include a performance conditions, the classification of share-based payment transactions settled with net of tax withholdings and the accounting for the modification of share-based payment transactions from cash-settled to equity-settled.

Management believes that the amendments to this standard will not have a material impact on the separate financial statements since Coricancha does not have share-based payment plans.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

3.	New standards and interpretations internationally issued - continued

Amendments to IFRS 4 Insurance Contracts (“IFRS 4”). Applying IFRS 9 with IFRS 4.

The overlay approach should be applied when IFRS 9 is used for the first time. The deferral approach should be applicable for annual periods beginning on or after January 1, 2018 and can only be available for three years after such date.

These amendments provide two options for entities that issue insurance contracts within the scope of IFRS 4:

An option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income of expenses arising from designated financial assets (the “overlay approach”).

An optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4 (the "deferral approach").

The application of both approaches is optional and an entity is permitted to stop applying them before the new insurance contracts standard is applied.

Management believes that the amendments to this standard are not applicable to Coricancha since it does not issue contracts that can be classified as such within the scope of IFRS 4 Insurance Contracts.

Amendments to IAS 40 Investment Property (“IAS 40”), Transfers of Investment Property.

Effective for annual periods beginning on or after January 1, 2018.

The amendments in IAS 40 are:

•	Paragraph 57 has been amended to state that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change of use occurs if property meets, or ceases to meet, the definition of investment property. A change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use.
•	The list of evidence in paragraph 57(a) - (d) was designated as non-exhaustive list of examples instead of the previous exhaustive list.

Management believes that the amendments to this standard are not applicable to Coricancha since it does not have investment properties.

Annual Improvements to IFRSs 2014 - 2016 Cycle

The annual improvements to IFRSs 2014 - 2016 cycle include a number of amendments to various IFRSs, which are summarized below:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) - Deleted the short-term exemptions in paragraphs E3-E7 of IFRS 1, because they have now served their intended purpose.
•	IFRS 12 - Clarified the scope of the standard by specifying that the disclosure requirements in the standard, except for those in paragraphs B10-B16, apply to an entity’s interests listed in paragraph 5 that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5.
•	IAS 28 - Clarified that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is a venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition.
•	The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after January 1, 2018. The amendments to IFRS 12 are effective for annual periods beginning on or after January 1, 2017.

Management believes that the application of the amendments to these standards will not have a material impact on the financial statements of Coricancha.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

4.	Financial Instruments
(a)	Financial instruments categories

Financial assets and liabilities are comprised of:

	2016	2015

Financial assets:
Loans and receivables (including cash)	$16,051	$18,736

Financial liabilities:
At amortized cost	$4,116	$4,130

(b)	Financial risk

Coricancha is continuously exposed to credit risk, liquidity risk and market risk arising from changes in exchange rate, interest rates and prices. These risks are managed through specific policies and procedures established by management, which identifies, evaluates and mitigates financial risks.

(i)	Market risk

Exchange rate risk

Coricancha is exposed to foreign exchange risk to its cash, other accounts receivable, and other accounts payable balances. Management has accepted the risk of its net position; therefore, it has not carried out derivatives transactions to address this risk.

At December 31, 2016 and 2015, monetary assets and liabilities denominated in Peruvian soles, are expressed in US dollars at the closing exchange rates of US$0.298 and US$0.293 for S/1.00, and are summarized as follows:

	2016	2015
	S/000	S/000
Assets
Cash	64	173
Other accounts receivable	259	1,020
Total	323	1,193

Liabilities
Trade accounts payable	888	1,614
Other accounts payable	481	440
Employee benefits liability	756	587
Total	2,125	2,641

Net liability position	(1,802)	(1,448)

As a result of a sensitivity analysis performed by Coricancha and assuming an increase or a decrease of 10% in the exchange rates used for the valuation of the monetary asset and liability balances previously reflected, loss before income tax would have increased or decreased in 2016 by US$42 (2015 - decreased or increased by US$97).

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

4.	Financial Instruments - continued

The sensitivity analysis was performed only on Peruvian soles-denominated monetary items because it is the foreign currency in which much of transactions were denominated. Ten percent represents the sensitivity rate used when reporting exchange risk internally to key management personnel and represents management's assessment of a reasonable possible change in exchange rates.

Interest rate risk

Coricancha is exposed to the interest rate risk, which is mainly originated from having obtained or granted loans at variable interest rates to related entities. Management has not entered into derivative transactions to hedge the interest rate risk.

As a result of the sensitivity analysis performed by Coricancha and considering an increase or decrease of 10% in the market variable interest rate, interest income from loans granted in 2016 would have increased or decreased by US$99 (2015 - US$146). Likewise, interest expense from the loans received in 2016 would have increased or decreased by US$6 (2015 - US$28).

Price risk

Coricancha is ordinarily exposed to the commercial risk arising from changes in metal sales prices (commodities) for mineral concentrates, which are determined in an international market subject to changes based on the world economy.

During 2016 and 2015, Coricancha had no revenue; therefore, it had no market risk related to the variation in sales prices.

(ii)	Credit risk

Credit risk arises from the inability of debtors to meet their obligations to Coricancha. The financial instruments which partially expose Coricancha to concentration of credit risk consist primarily of cash and accounts receivable with related entities.

The concentration of the credit risk with respect to cash is limited as Coricancha places its excess cash in reputable financial institutions, establishes conservative credit policies and constantly assesses the market conditions in which it operates. With respect to accounts receivable from related entities, Management constantly evaluates the credit history and financial ability of its related parties to comply with their obligations, and records an impairment estimate where necessary.

Coricancha does not anticipate significant losses arising from this risk.

(iii)	Liquidity risk

The Finance Department has the primary responsibility for managing liquidity risk, and has established policies and procedures for short, medium and long-term debt. The Finance Department manages liquidity risk through monitoring of cash flows and the maturity of its assets and liabilities.

The main financial instruments that expose Coricancha to this risk are the account receivables and payables to related entities, which correspond to loans received or granted that do not have expiration dates or specific guarantees. Management considers the liquidity risk as limited, because these balances are balances within the same economic group of companies.

(iv)	Capital risk management

Coricancha manages its capital to ensure that it can continue as a going concern, while maximizing return to its shareholders through the optimization of debt and shareholders’ equity.

The capital structure of Coricancha consists of net borrowings (loans less cash), and equity attributed to shareholders.

Net debt ratio

Management of Coricancha reviews the capital structure on an annual basis. As part of this review, management consider the cost of capital and the risk associated with each class of capital.

Coricancha monitors its capital based on a leverage ratio; this ratio is calculated by dividing the net debt by the total equity. Net debt corresponds to total indebtedness (including current and non-current debt) less cash.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

4.	Financial Instruments - continued

The leverage ratio was as follows:

	2016	2015

Accounts payable to related entities	$3,189	$3,596
Less: Cash	(28)	(71)
Net debt	$3,161	$3,525

Total shareholders’ equity	$(3,761)	$1,752

Leverage ratio	(0.84)	2.01

(v)	Fair value of financial instruments

Management estimates that the carrying value of the Coricancha's financial instruments (current financial assets and liabilities) at December 31, 2016 and 2015 approximates their fair values due to the short-term nature of their maturities.

5.	Balances and Transactions with Related Parties

Commercial Operations

The main shareholder is Nyrstar International B.V., belonging to the group of subsidiaries of Nyrstar N.V. (Switzerland).

During the years ended December 31, Coricancha carried out the following significant transactions with related entities in the normal course of operations:

		2016	2015
Income:
Services sales and other related	(1)	$268	$503
Sales of supplies and others	(1)	–	6
Interest on loans granted	(1)	977	1,497

Expenses:
Administrative expenses and others	(1)	–	9
Interest expense	(1)	59	277

Others:
Loans collected and received	(1)	5,271	17,049
Loans paid and granted	(1)	1,415	31,235
Capital contributions	(2)	1,325	15,000

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

5.	Balances and Transactions with Related Parties - continued

As a result of these and other minor transactions, the following accounts receivable and payable were generated:

		2016	2015

Non-trade accounts receivable:
Nyrstar Ancash S.A.	(1)	$119	$237
Sociedad Contractual Minera el Toqui	(1)	–	12
Other related entities		55	64
Loans receivables:
Nyrstar Ancash S.A.	(1)	15,159	18,140
Total		$15,333	$18,453

Accounts receivable - Current		$174	$18,453
Accounts receivable - Non-Current		15,159	–
Total		$15,333	$18,453

Non-trade accounts payable:
Nyrstar Sales & Marketing AG	(1)	$–	$1
Nyrstar Ancash S.A.	(1)	11	–
Nyrstar International B.V.	(2)	169	1,126
Nyrstar Netherlands B.V.	(1)	30	199
Other related entities		–	2
Loans payable:
Nyrstar Ancash S.A.	(1)	–	2
Nyrstar Finance AG	(1)	2,979	2,266
Total		$3,189	$3,596

(1)       Related

(2)       Parent company

(a)	Non-trade accounts receivable - Loans

At December 31, 2016 and 2015, loans receivable from Nyrstar Ancash S.A. consist of a line of credit in an amount of US$60,000, which bears interest at an annual rate of 6.5% from January to June 2017 and 5.1% from July to December 2017 (5.7% annual for the period 2016).

Subsequent event

In June 2017, an addendum to the December 2016 SPA was signed (note 1(e)) pursuant to which the mechanism for the collection of these accounts receivable was established, and according to which it is established that these loans will be assumed in full by the parent company.

(b)	Loans payable

As at December 31, 2016 and 2015, the balance corresponds to loans received from Nyrstar Finance AG. These loans bears interest at LIBOR + 1.25 and have no specific term of maturity.

(c)	Key management compensation

Compensation paid to key management personnel of Coricancha amounted to US$375 and US$356 in 2016 and 2015, respectively.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

6.	Other Accounts Receivables (Net)

Other accounts receivable consist of the following:

	2016	2015

Financial assets:
Advance to suppliers	$19	$50
Other accounts receivables	663	154
	682	204
Non-financial assets:
Tax credit (a)	380	14,209
Temporary tax on net assets (ITAN)	122	243
Advance payments of income tax	17	619
Guarantees on deposit	26	23
Total	1,227	15,298
Allowance for doubtful accounts	(380)	(14,209)
Total	$847	$1,089

As at December 31, 2016 and 2015, management maintains an allowance against this balance, based on the comprehensive evaluation made related to the continuity of the operations of the CMC.

The movements in the allowance for doubtful accounts for the years 2016 and 2015 are as follows:

	2016	2015

Opening balance	$14,209	$13,990
Additions	380	219
Applied	(14,209)	–
Ending balance	$380	$14,209

7.	INVENTORIES (NET)

Inventories (net) consist of the following:

	2016	2015

Mineral concentrates	$1,269	$1,269
Mineral concentrate in process	453	453
Materials and supplies	2,115	2,116
	3,837	3,838
Estimated for impairment of mineral concentrates	(955)	(955)
Estimated for impairment of supplies	(147)	(147)
Total	$2,735	$2,736

Management estimates that the mineral concentrate and the in-process inventories will be used in the short-term, once production activities are restarted. Similarly, materials and supplies inventories are expected to be used in the short-term in reserves estimation activities, exploration activities, and general maintenance activities of the treatment plant (See notes 1(b) and 1(e)).

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

7.	INVENTORIES (NET) - continued

The movement in the estimated for impairment for the years 2016 and 2015 are as follows:

	2016	2015

Opening balance	$1,102	$411
Additions	–	691
Ending balance	$1,102	$1,102

The impairment estimate has been determined based on technical reports and, in Management's opinion, this estimate adequately reflects the risk of impairment at December 31, 2016 and 2015.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015
8.	Property, Plant and Equipment (Net)
	Land	Buildings and other structures	Tailings dam	Machinery and equipment	Transport units	Furniture & fixtures	Other equipment	Asset retirement costs	Units in-transit and work in progress	Total

COST:
At January 1, 2015	$1,150	$4,054	$17,312	$18,074	$983	$657	$451	$12,462	$425	$55,568
Additions	–	–	–	–	–	–	–	1,389	–	1,389
Sales and/or withdrawals	–	–	–	(383)	(912)	(571)	–	–	–	(1,866)
At December 31, 2015	1,150	4,054	17,312	17,691	71	86	451	13,851	425	55,091
Additions	–	–	–	–	–	–	–	1,261	–	1,261
At December 31, 2016	$1,150	$4,054	$17,312	$17,691	$71	$86	$451	$15,112	$425	$56,352

ACCUMULATED DEPRECIATION:
At January 1, 2015	$–	$986	$11,651	$11,202	$438	$292	$399	$2,197	$–	$27,165
Sales and/or withdrawals	–	–	–	(158)	(438)	(225)	–	–	–	(821)
At December 31, 2015	–	986	11,651	11,044	–	67	399	2,197	–	26,344
Additions	–	–	–	–	–	–	–	–	–	–
At December 31, 2016	$–	$986	$11,651	$11,044	$–	$67	$399	2,197	$–	$26,344

IMPAIRMENT LOSS:
At January 1, 2015	$1,150	$3,068	$5,661	$1,322	$42	$365	$52	$10,265	$425	$22,350
Additions	–	–	–	–	–	–	–	1,389	–	1,389
Reversal of impairment	–	–	–	–	(2)	(346)	–	–	–	(348)
At December 31, 2015	1,150	3,068	5,661	1,322	40	19	52	11,654	425	23,391
Additions	–	–	–	–	–	–	–	1,261	–	1,261
At December 31, 2016	$1,150	$3,068	$5,661	$1,322	$40	$19	$52	$12,915	$425	$24,652

Total at December 31, 2016	$–	$–	$–	$5,325	$31	$–	$–	$–	$–	$5,356

Total at December 31, 2015	$–	$–	$–	$5,325	$31	$–	$–	$–	$–	$5,356

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015
8.	Property, Plant and Equipment (Net) - continued
(a)	Coricancha has formalized insurance policies to cover possible risks which several elements of its properties, plant and equipment are subject to, as well as any possible claims that may arise from its activities. Management takes the view that such policies sufficiently cover the risks to which they are subject.
(b)	In 2013, management recorded an estimate for impairment, based on an overall assessment conducted on the continuity of operations of the CMC, except for certain machinery and equipment whose recoverable amounts were determined by an appraisal made by an independent expert resulting in a value greater than their book value. Management, based on an analysis carried out by the mine and maintenance departments, considers that there are no circumstances which suggest that the values determined in such appraisal have undergone any major change due to internal or external circumstances.
(c)	As of December 31, 2016 and 2015, no assets of Coricancha had been granted as collateral.
9.	Exploration and Development Costs (Net)

The movements in exploration and development costs, amortization and accumulated impairment loss for the years ended December 31, 2016 and 2015, are as follows:

Exploration and development expenses

COST:
At January 1, 2015	$34,445
Additions	740
At December 31, 2015	35,185
Additions	581
At December 31, 2016	$35,766

ACCUMULATED AMORTIZATION:
At January 1, 2015	$6,882
Additions	–
At December 31, 2015	6,882
Additions	–
At December 31, 2016	$6,882

ACCUMULATED IMPAIRMENT
At January 1, 2015	$27,563
Additions	–
At December 31, 2015	27,563
Additions	–
At December 31, 2016	$27,563

Total at December 31, 2016	$1,321

Total at December 31, 2015	$740

10.    Trade Accounts Payable

Trade accounts payable arise mainly from the acquisition of third party supplies and services necessary to maintain the mine, and relate to invoices issued by domestic and foreign suppliers.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

11.	Employee Benefits

The employee benefits liability consists of the following:

	2016	2015

Vacation and other remuneration	$191	$128
Severance employee indemnities	9	11
Other accounts payable to personnel	25	33
	$225	$172

12.	Other Accounts Payable

Other accounts payable consist of the following:

	2016	2015

Financial liabilities:
Other accounts payable	$131	$54
Subtotal	131	54
Non-financial liabilities
Taxes payable	29	31
Supplementary Mining Retirement Fund	1	1
Total	$161	$86

13.	Share Capital
(a)	Issued share capital (monetary values in thousands, except nominal values of shares)

The issued share capital of Coricancha is comprised of 31,605,886 common shares with a nominal value of S/1 (one sol) each, fully subscribed and paid (December 31, 2015 - 27,284,401).

An increase of share capital through a cash contribution by Nyrstar International BV and Nyrstar Netherlands BV in the amount of S/3,673 and S/648, respectively (equivalent to US$1,325) was approved at a shareholders' meeting on April 29, 2016.

An increase of share capital through a cash contribution in the amount of S/48,180 (equivalent to US$15,000), and a reduction in capital stock of S/443,193 (equivalent to US$160,875) to offset accumulated losses, were approved at a shareholders' meeting on August 31, 2015.

Shareholding structure:

	2016		2015
Shareholders (in %):	Number of shares	%	Number of shares	%

Nyrstar International BV	26,835,752	85%	23,162,490	85%
Nyrstar Netherlands (Holding) BV	4,770,134	15%	4,121,911	15%
Total	31,605,886	100%	27,284,401	100%

Outstanding shares

The movement in the number of outstanding shares was as follows:

	2016	2015

Outstanding at the beginning of the year	27,284,401	422,297,883
Capital contribution	4,321,485	48,180,002
Reduction of capital	–	(443,193,484)
Outstanding at the end of the period	31,605,886	27,284,401

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

13.	Share Capital - continued
(b)	Legal reserve

According to the General Corporate Law (Ley General de Sociedades), the legal reserve is constituted by transferring at least 10% of the net income of each year, after deducting accumulated losses, until it reaches an amount equivalent to one-fifth of the capital. In the absence of undistributed profits or unrestricted reserves, the legal reserve must be applied to offset losses, but must be replenished. The legal reserve can be capitalized, but it also must be replenished.

As of December 31, 2016 and 2015, Coricancha has accumulated losses and has not deducted legal reserve.

(c)	Accumulated losses

In accordance with Legislative Decree 945 dated December 23, 2003, which amended the Income Tax Law, domiciled legal entities that agree to the distribution of dividends or any other form of distribution of profits, will retain the rate described in note 16(a)(i) applicable to the amount to be distributed, except when the distribution is made to domiciled legal entities. There are no restrictions on the remittance of dividends or the repatriation of capital to foreign investors.

No dividends were distributed in 2016 and 2015. See note 1(e).

14.	Selling and Administrative Expenses

For the years ended December 31, selling and administrative expenses consist of the following:

	2016	2015

Services provided by third parties	$2,209	$2,555
Personnel charges	1,250	1,760
Various management fees	696	719
Provisions (note 18)	1,261	1,389
Taxes	163	180
	$5,579	$6,603

15.	Other Income

For the years ended December 31, other income includes the following:

	2016	2015

Consulting and administrative services	$473	$786
Reversal of impairment	–	348
Income from prior years	4	78
Other	20	29
	$497	$1,241

16.	INCOME TAX
(a)	Income tax regime
(i)	Tax rates

The income tax rate for legal entities domiciled in Peru is 28% for the year 2016. The applicable rate from 2017 onwards is 29.5%.

Legal entities domiciled in Peru are subject to an additional rate of 6.8% for the year 2016, on any amount that may be considered as an indirect profit, which includes amounts charged to undeclared expenses and income; that is, expenses likely to have benefited the shareholders or partners, among others; non-business expenses; expenses of shareholders or partners, among others, that are assumed by the legal entity. The rate applicable in future years is 5%.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

16.	INCOME TAX - continued
(ii)	Transfer pricing

For purposes of determining Income Tax and the General Tax on Sales in Peru, legal entities that carry out transactions with related entities or with persons resident in territories of low or nil taxation must: (a) file an annual information affidavit on the transactions they carry out with such companies, when the amount of these transactions is greater than S/200 (equivalent to US$60), and (b) have a Transfer Pricing Technical Study, in addition to documentation supporting this Study, when the amount of income on an accrual basis exceeds S/6,000 (equivalent to US$1,788) and they have transacted with related entities in an amount higher than S/1,000 (equivalent to US$298). Both obligations are required when at least one transaction has been made from, to, or through countries with low or zero taxation.

Coricancha has completed the Transfer Pricing Technical Study relating to 2015 and is conducting the respective study for 2016. In management's opinion, this will not result in any material liabilities as of December 31, 2016 and 2015, in respect of transfer pricing.

(iii)	Significant changes to the income tax regime in Peru

(a)       Advance payments to income tax.

A coefficient of 1.0536 must be applied, which is the ratio between the new corporate rate and the previous one (29.5% divided by 28%), on advance payments for the months of January 2017 to February 2018. It should also be applied to the coefficient of 2016 (tax divided by income for that year) when, with the purposes of modifying or suspending payments on account from May to July 2017, it will be necessary to compare that coefficient with that calculated on the balance to April 2017.

(b)       Transfer Pricing.

The following new regulations have been established.

Comparable uncontrolled commodity price for commodities: it is reaffirmed that for commodity imports or exports the market value will be that given by quotation (previously it was contemplated for operations with intermediaries or from, through or towards tax havens), pending to be regulated in detail by the regulation.

New formal obligations: the Transfer Pricing Technical Study is eliminated and information returns are incorporated:

Information Return	Minimum Annual Income	Assumption	Content	Runs from
Local Report	S/9,300 (US$2,700)	Operations with related parties	Transactions that generate taxable income or deductible expenses	2017
Master Report	S/81,000 (US$23,800)	Taxpayers that form part of a Group	Organizational structure, business description, transfer pricing policies, financial and tax position	2018
Country by Country Report	Not applicable	Taxpayers who are part of a Multinational Group	Global distribution of income, taxes paid and activities of each of the entities of the multinational group	2018

Applicability of other methods: if the methods contemplated in the Income Tax Law are not appropriate, other methods may be used as provided in the regulations.

Services:

(a)	For deduction as a cost or an expense, the "benefit test" must be satisfied.
(b)	This is fulfilled if the service provides economic or commercial value, improving or maintaining the commercial position, and if independent parties have satisfied the need for the service, executing it by themselves or through third parties.
(c)	The effective provision, nature, actual need, costs and expenses incurred by the provider and the allocation criteria must be evidenced (modifications must be justified).
(d)	Deductible cost or expense for services received will be equal to the sum of: (i) costs and expenses incurred by the provider, plus (ii) margin (which may not exceed 5% for "low value-added services").

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

16.	INCOME TAX - continued
(iv)	Tax situation of Coricancha

Income tax returns for the years 2013 to 2016 are pending of review by the tax administration which has the power to carry out such review within four years following the year of filing of the income tax return. The tax administration's review of the income tax return for fiscal year 2011 was completed in May 2017, without observations.

Due to the various possible interpretations that tax authorities can give to legal definitions applicable in each year, it is not possible to determine if their tax reviews will result in additional liabilities for Coricancha, or whether any greater tax or surcharge that could result from such tax reviews will be applied to the results of the fiscal year in which these are determined. However, in management's opinion, any additional tax assessment would not be material for the financial statements as at December 31, 2016 and 2015.

(b)	Income tax recognized in profit or loss for the year

During 2016 and 2015, there was no current income tax expense due to tax losses in each year.

(c)	Income tax recoverable

The debit balances with the Tax Administration related to income tax (ITAN and payments on account of income taxes) amounted to US$139 and US$862 as of December 31, 2016 and 2015, respectively (note 6).

(d)	Unrecognized deferred tax assets

Coricancha has not recognized any deferred income tax assets resulting from temporary differences and tax loss carry-forwards of US$11,984 and US$18,325 respectively (US$12,224 and US$15,541 as of December 31, 2015, respectively), because based on an analysis conducted and due to a history of recent losses, it is not possible to determine whether there will be sufficient taxable income in the future to realize such assets.

(e)	Tax loss offset

Pursuant to Legislative Decree No. 945 and to the provisions of Law No. 27513, the carryover of tax losses as from fiscal year 2004 is permitted under one of the following systems:

(i)	Offset the total net loss of the third category of Peruvian source recorded in a taxable year by charging it, year after year, until the amount is exhausted, to the third category net income obtained in the next four subsequent financial years completed after the year of its generation. The balance that is not offset after the four-year period cannot be counted in the following years.
(ii)	Offset the total net loss of the third category of Peruvian source recorded in a taxable year by allocating 50% of the third category net income obtained in subsequent years, year after year, until the amount is exhausted.

Management of Coricancha has opted for the second system for the offsetting of tax loss carry-forwards.

At December 31, 2016, the unrecorded tax loss expressed in US dollars at the year-end exchange rate is as follows:

	2016	2015

2012	$33,915	$33,915
2013	26,732	26,732
2014	8,314	8,314
2015	2,324	2,324
2016	1,322	–
	$72,607	$71,285

17.	Mining Royalties and Special Mining Tax

Law No. 28258, in force until September 2011, provided for the payment of mining royalties by mining concession holders, including assignees and integrated companies engaged in the exploitation of metallic or non-metallic mineral resources. This law provided that the basis of calculation was the gross value of the concentrates sold, in accordance with an international market price quotation, plus adjustments resulting from final settlements, minus indirect taxes, insurance, transport costs, warehousing costs at ports of shipment, and treatment costs in the case of integrated entities. The amount payable results from applying a percentage based on the reference base, calculated on a cumulative annual basis, being 1% for the first US$60 million, 2% for the next US$60 million and 3% for the excess over US$120 million.

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NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

17.	Mining Royalties and Special Mining Tax - continued

On September 28, 2011, Law No. 29788 amended the Mining Regime Law (Law 28258) and established that all companies that did not have an established regime would take operating profit as the basis for calculating mining profits. The range of applicable tax rates is from 1% to 12%, depending on the operating margin. In no case may royalties be less than 1% of quarterly sales. The amount paid qualifies as an accepted deduction for the calculation of income tax. Mining companies in the sector are required to submit a quarterly tax return and to make payments in local currency during the last 12 business days of the second month following the month in which the quarter ends.

Also, Law No. 29789 creates the Special Mining Tax; this tax is levied on operating income and is not applicable to companies that have signed a Tax Stability Agreement with the State.

In the years 2016 and 2015, no mining royalties were recognized, because there were no sales or operating profits. Also, as at December 31, 2016 and 2015, there is no balance due for mining royalties.

Likewise, the Special Mining Tax (Law No. 29789) was not recognized because during the periods 2016 and 2015 there was no operating profit.

18.	Mine Closure Provision

The movement in the mine closure provision during 2016 and 2015 was as follows:

	Balance at beginning of year	Changes in the Closure Plan estimate	Update of present value	Payments made	Balance at end of year
		(note14)

2016
Mine closure provision	$21,700	$1,261	$1,396	$(747)	$23,610

2015
Mine closure provision	$18,933	$1,389	$1,378	$–	$21,700

Law No. 28090 and its regulations published in August 2005, establish the obligations and procedures that must be complied with by owners of a mining activity, for the preparation, presentation and implementation of the Mine Closure Plan (hereinafter the “Closing Plan”) and the setting up of necessary guarantees to ensure the fulfillment of the investments which are required for its execution, within the principle of protection, preservation and rehabilitation of the environment.

The closure plans for the CMC were prepared under the responsibility of SVS Ingenieros S.A.C. and were approved by the Ministry of Energy and Mines on January 27, 2010, by means of Report No. 096-2010-MEM-AAM/MPC/RPP.

In accordance with the requirements of the Ministry of Energy and Mines, in April 2012, the Closing Plan of the CMC was updated in compliance with Article 20 Modifications to the Closing Mine Plan, numeral 20.1. The study was conducted by SVS Ingenieros S.A.C. and was approved by Directors' Resolution No. 219-2012-MEM/AAM in July 2012.

As part of the Closing Plan, Coricancha proposes to issue a letter of guarantee with a financial institution or first level insurance company. Among the acceptable types of environmental guarantees are letters of guarantee or other equivalent financial mechanisms, as well as the unrestricted bond of a third party, without benefit of exclusions, based on the types indicated in the Regulations of Law No. 28090. Ultimately, Coricancha issued a letter of guarantee whose value is updated according to the progress of the Closing Plan and has the backing of a financial institution supervised by the Superintendent of Banking and Insurance (note 21).

19.	Non-Monetary Transactions and Statements of Cash Flows

Investing and financing activities that did not generate cash flows and which affected assets and liabilities for the years ended December 31 are summarized as follows:

	2016	2015

Transactions that do not represent cash flows:
Update of the mine closure provision	$1,261	$1,389
Offsetting of accumulated losses	–	160,875

- page A-34 -

NYRSTAR CORICANCHA S.A. NOTES TO THE FINANCIAL STATEMENTS (Expressed in thousands of US dollars, except share data) As at and for the years ended December 31, 2016 and 2015

20.	Environment

The activities of Coricancha are subject to Peruvian laws and regulations. The Peruvian government, through its oversight and investigative bodies, performs periodic environmental audits of mining operations. Through these environmental audits, all issues related to the environment, compliance with legal requirements, as well as atmospheric emissions and effluent monitoring are reviewed.

Coricancha has been notified of certain noncompliance with respect to environmental laws and regulations relating to reports of environmental incidents and the exceeding of permissible limits. Coricancha's management has recorded the corresponding provisions (note 21).

In 2003, the Peruvian Congress published a law regulating closure and remediation obligations for the mining industry. In accordance with the requirements of this law, Coricancha's closure plans were presented and then approved by the Ministry of Energy and Mines in 2012. As part of the closure plans, Coricancha provided bank guarantees that ensured sufficient funds to execute the obligations of the closure plans starting in 2017.

In management's opinion, except for those cases for which provisions have been made, Coricancha is in compliance with regulations in force as at December 31, 2016.

21.	Commitments and Contingencies

Commitments

Coricancha has provided bank guarantees for an amount of US$14,6434 (December 31, 2015 - US$13,367) in favor of the Ministry of Energy and Mines as a guarantee against liabilities related to the mine closure plan.

Contingencies

As at December 31, 2016, there were various administrative and judicial processes pending resolution. Management and legal advisors of Coricancha have filed legal actions for the resolution of these cases.

Coricancha has recorded the following provisions for those contingencies classified as probable, which are presented in the “provisions” caption on Coricancha’s statement of financial position:

	2016	2015

Environmental	$456	$298
Mine safety	967	488
Other provisions	62	78
	$1,485	$864

22.	Subsequent Events

Management has no knowledge of subsequent events occurring between the balance sheet date of December 31, 2016 and the date of this report, except as indicated in note 1(e) and note 5.

- page A-35 -

APPENDIX B

Nyrstar Coricancha S.A.

Condensed Interim Financial Statements

For the three months ended

March 31, 2017 and 2016

Unaudited

Expressed in thousands of US Dollars

- page B-1 -

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim financial statements, such condensed interim financial statements must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The independent auditor of Nyrstar Coricancha S.A. has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for the review of interim financial statements by an entity’s auditor.

- page B-2 -

NYRSTAR CORICANCHA S.A.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION AS AT

(Expressed in thousands of US dollars - unaudited)

	March 31,	December 31,
	2017	2016

Assets

Current assets:
Cash	$73	$28
Trade accounts receivable	11	8
Accounts receivable from related parties (note 5)	205	174
Other receivables	95	847
Prepaid expenses	39	77
Inventories (note 3)	–	2,735
	423	3,869

Non-current assets:
Accounts receivable from related parties (note 5)	16,682	15,159
Inventories (note 3)	1,622	–
Property, plant and equipment	5,255	5,356
Exploration and development costs	1,321	1,321
	$25,303	$25,705

Liabilities and Equity

Current liabilities:
Trade accounts payable	$742	$796
Accounts payable to related parties (note 5)	199	3,189
Employee benefits	315	225
Other payables	146	161
Provisions	1,497	1,485
	2,899	5,856

Non-current liabilities:
Provision for mine closure	23,767	23,610
	26,666	29,466

Shareholders’ equity:
Share capital	15,677	9,983
Deficit	(17,040)	(13,744)
	(1,363)	(3,761)

	$25,303	$25,705

See accompanying notes to the condensed interim financial statements.

- page B-3 -

NYRSTAR CORICANCHA S.A.

CONDENSED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 and 2016 (Unaudited)

	Three months
	ended March 31,
	2017	2016

Selling and administrative expenses	$(1,156)	$(1,072)
Other income	111	227
Financial income	209	255
Financial expenses	(463)	(438)
Foreign exchange	(670)	(257)
Write-down of accounts receivable	(218)	–
Write-down of inventories	(1,109)	–
Loss before income taxes	(3,296)	(1,285)
Income tax expense	–	–
Net loss for the period	$(3,296)	$(1,285)
Other comprehensive income	–	–
Total comprehensive income for the period	$854	$1,427

See accompanying notes to the condensed interim financial statements.

- page B-4 -

NYRSTAR CORICANCHA S.A.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 and 2016 (Unaudited)

	Share capital	Accumulated losses	Total

Balances as at January 1, 2016	$8,658	$(6,906)	$1,752
Net loss for the period	–	(1,285)	(1,285)
Balances as at March 31, 2016	$8,658	$(8,191)	$467

Balances as at January 1, 2017	$9,983	$(13,744)	$(3,761)
Capital contributions	5,694	–	5,694
Net loss for the period		(3,296)	(3,296)
Balances as at March 31, 2017	$15,677	$(17,040)	$(1,363)

See accompanying notes to the condensed interim financial statements.

- page B-5 -

NYRSTAR CORICANCHA S.A.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 and 2016 (Unaudited)

	Three months ended March 31
	2017	2016
OPERATING ACTIVITIES
Net loss for the period	$(3,296)	$(1,285)
Write down of accounts receivable	218	–
Write down of inventories	1,109	–
Accretion included in financial expenses	439	411
Interest expense	10	13
Unrealized foreign exchange	826	781
Changes in non-cash working capital:
Trade accounts receivable	(3)	–
Other receivables	(156)	(69)
Amounts receivable and payable from related parties	(324)	41
Prepaids	38	64
Inventories	4	(19)
Trade accounts payable	50	(754)
Employee benefits	138	99
Other payables	4	50
Provisions	(1)	(272)
Interest paid	(25)	–
Cash used in operating activities	(969)	(940)

INVESTING ACTIVITIES
Investment in PP&E	(2)	–
Exploration and development expenditures	–	(509)
Expenditures on reclamation activities	(179)	(23)
Cash used in investing activities	(181)	(532)

FINANCING ACTIVITIES
Loan advances and repayments from related parties	1,193	1,662
Loan advances to related parties	(2,715)	–
Repayment of related party loans	(2,979)	–
Issue of share capital for cash	5,694	–
Cash provided by financing activities	1,193	1,662

Effect of exchange rate changes on cash and cash equivalents held	2	–

Increase in cash and cash equivalents	45	190
Cash and cash equivalents, beginning of year	28	71
Cash and cash equivalents, end of period	$73	$261

Supplemental cash flow information (note 6)

See accompanying notes to the financial statements.

- page B-6 -

NYRSTAR CORICANCHA S.A. NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (Expressed in thousands of US dollars) As at and for the three months ended March 31, 2017 and 2016 (Unaudited)
1.	Nature of operations
(a)	Incorporation and business activity

At March 31, 2017 and 2016, Coricancha was owned by Nyrstar International B.V. (which owned 85% of the shares of Coricancha’s capital stock) and Nyrstar Netherlands B.V (which owned 15%) (the owners together, "Nyrstar"). The legal address of Coricancha, where its administrative offices were located, was La Paz Avenue 1298, Miraflores, Lima, Peru.

Until September 2013, Coricancha operated the Coricancha Mining Complex (the "CMC"), which is located in the East Lima department, mainly producing lead, copper and zinc concentrate; as well as gold and silver doré. The CMC has been under care and maintenance since September 2013.

(b)	Change of ownership after the reporting period

Subsequent to the reporting period, on June 30, 2017, all of the common shares of Coricancha were acquired by Great Panther Silver Peru S.A.C., a wholly owned subsidiary of Great Panther Silver Limited ("Great Panther"), pursuant to a Share Purchase Agreement signed between Coricancha, its shareholders and Great Panther (the “Acquisition”). The consideration was (i) $100 payable upon closing, and (ii) earn-out consideration of up to $10,000. Under the earn-out, Nyrstar may receive 15% of the free cash flow generated by the CMC during the five-year period after which the CMC is cumulative free cash flow positive from June 30, 2017.

Pursuant to the Acquisition, Nyrstar agreed to:

(i)	Maintain a closure bond (in the amount of $9,737) for the CMC until at least June 30, 2020. Should Great Panther decide to permanently close the CMC prior to June 30, 2020, the bond will be used to pay for closure costs and obligations. If Great Panther continues to operate the CMC after that date, Great Panther will assume the obligation to maintain the required bond, and shall release Nyrstar from these obligations;
(ii)	Pay for the cost of movement and reclamation of certain legacy tailings facilities (the "Legacy Tailings") should the regulatory authorities require these to be moved, up to a maximum of $20,000;
(iii)	Satisfy on a timely basis all fines or sanctions that arise before or after closing resulting from activities or ownership of the CMC for the period prior to June 30, 2017, up to a maximum of $4,000.
2.	Basis of presentation

These condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The accounting policies and significant estimates applied by Coricancha in these condensed interim financial statements are the same as those applied in Coricancha’s annual financial statements as at and for the year ended December 31, 2016. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

(a)	Use of judgments and estimates

In preparing these interim financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Coricancha’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2016.

- page B-7 -

NYRSTAR CORICANCHA S.A. NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (Expressed in thousands of US dollars) As at and for the three months ended March 31, 2017 and 2016 (Unaudited)

2.	Basis of presentation - continued
(b)	Accounting standards issued but not yet adopted

(i)       IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The standard contained a single model that applied to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model featured a contract-based five-step analysis of transactions to determine whether, how much and when revenue would be recognized. New estimates and judgmental thresholds were introduced, which could affect the amount and/or timing of revenue recognized. In September 2015, the IASB deferred the effective date of the standard to annual periods beginning on or after January 1, 2018, with earlier application permitted. As Coricancha does not expect to have revenues in 2018, management's preliminary assessment was that the adoption of IFRS 15 would not have a significant impact on the recognition or measurement of Coricancha’s revenue from customers.

(ii)       IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9"), which reflected all phases of the financial instruments project and was to replace IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduced new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements would also be required. IFRS 9 was effective for annual periods beginning on or after January 1, 2018, with early application permitted. Coricancha is currently evaluating the impact of the adoption of IFRS 9, but do not anticipate any material changes in the carrying values of Coricancha’s financial instruments as a result of the adoption of IFRS 9.

(iii)       IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases will apply, with recognition as assets and liabilities required for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. This standard is required to be adopted either retrospectively or using a modified retrospective approach. Coricancha is currently evaluating the impact of this new standard on its financial statements.

3.	Inventories

Current inventories consisted of the following:

	March 31, 2017	December 31, 2016
Concentrate	$–	$767
Materials and supplies	–	1,968
	$–	$2,735

Non-current inventories consisted of the following:

	March 31, 2017	December 31, 2016
Materials and supplies	$1,622	$–

During the three months ended March 31, 2017, Coricancha recorded a write-down $1,109 of concentrate and materials and supplies inventories (year ended December 31, 2016 - $nil) to their estimated net realizable values. The remaining materials and supplies inventories were classified as non-current.

- page B-8 -

NYRSTAR CORICANCHA S.A. NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (Expressed in thousands of US dollars) As at and for the three months ended March 31, 2017 and 2016 (Unaudited)

4.	Financial instruments
(a)	Financial instruments categories

Financial assets and liabilities comprised:

	March 31, 2017	December 31, 2016
Financial assets:
Loans and receivables:
Cash	$73	$28
Trade accounts receivable	11	8
Accounts receivable from related parties	16,936	15,333
Other receivables	22	682
Loans and receivables, including cash	$17,042	$16,051

Financial liabilities:
Amortized cost
Trade accounts payable	$742	$1,273
Employee benefits	315	225
Other payables	124	133
Accounts payable to related parties	248	2,485
Financial liabilities at amortized cost	$1,429	$4,116

(b)	Fair value of financial instruments

The carrying values of Coricancha's financial instruments at March 31, 2017 and December 31, 2016 approximated their fair values, due to the short-term nature of their maturities.

5.	Balances and transactions with related parties
(a)	Related parties

(i)       Nyrstar International B.V. and Nyrstar Netherlands B.V.

At March 31, 2017, and December 31, 2016, the shareholders of Coricancha were Nyrstar International B.V. (which owned 85% of the shares of Coricancha’s capital stock) and Nyrstar Netherlands B.V (which owned 15%) (the owners together, "Nyrstar").

Subsequent to the reporting period, all of the common shares of Coricancha were acquired by Great Panther (note 1(b)).

(ii)       Nyrstar Ancash S.A.

Services contract

Coricancha had a contract with Nyrstar Ancash S.A. pursuant to which Coricancha provided finance and accounting support, payroll management, communications, logistic services, commercialization, legal, administration, treasury, systems, human resources, community relations, safety, environmental and health, and other activities related to the management of Nyrstar Ancash S.A. This contract had not specified end date and established a monthly payment.

Line of Credit

Coricancha granted a line of credit to Nyrstar Ancash S.A. for $60,000, at an annual interest rate of 6.5% from January to June, and 5.1% from July to December.

Subsequent to the reporting period, upon closing of the Acquisition, this line of credit was amended to be limited to the outstanding balance as at June 30, 2017 of $17,414. The facility was also amended to become non-interest bearing. Nyrstar has agreed to pay for the cost of movement and reclamation of the Legacy Tailings. Such payments shall be applied as repayments against this line of credit facility.

- page B-9 -

NYRSTAR CORICANCHA S.A. NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (Expressed in thousands of US dollars) As at and for the three months ended March 31, 2017 and 2016 (Unaudited)

(iii)       Nyrstar Finance International AG

Coricancha maintained a line of credit with Nyrstar Finance International AG., in the amount of $100,000, which had no fixed maturity date or specific terms of repayment, and bore an interest rate of LIBOR +1.25%.

Subsequent to the reporting period, upon closing of the Acquisition, this line of credit was terminated.

(b)       Balances with related parties

	March 31, 2017	December 31, 2016
Amounts due from:
Nyrstar Ancash S.A. - loan receivable	$16,682	$15,159
Nyrstar Ancash S.A. - accounts receivable	150	119
Other related entities	55	55
Total	$16,887	$15,333

Current	$205	$174
Non-current	16,682	15,159
Total	$16,887	$15,333

Amounts due to:
Nyrstar Finance AG	$–	$2,979
Nyrstar International B.V.	169	169
Nyrstar Netherlands B.V.	30	30
Nyrstar Ancash S.A.	–	11
Total	$199	$3,189

Current	$199	$3,189

- page B-10 -

NYRSTAR CORICANCHA S.A. NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (Expressed in thousands of US dollars) As at and for the three months ended March 31, 2017 and 2016 (Unaudited)

5.	Balances and transactions with related parties - continued
(c)	Transactions with related parties
	Three months ended March 31
	2017	2016
Income:
Services invoiced to related parties	$109	$120
Interest charged to related parties	209	255

Expenses:
Interest charged by related parties	$10	$13

Loans receivable:
Loan payments received	$1,193	$322
Loans amounts advanced	(2,715)	–

Loans payable:
Loan amounts repaid	$(2,979)	$–
Loan advances received	–	1,340

6.	Non-monetary transactions and statements of cash flows

Investing and financing activities that did not generate cash flows and which affected assets and liabilities for the years ended December 31 are summarized as follows:

	Three months ended March 31
	2017	2016
Reduction in mine closure provision recognized against property, plant, and equipment	$103	$–

- page B-11 -

APPENDIX C

GREAT PANTHER SILVER LIMITED

Pro Forma Combined Statements of Loss

Year ended December 31, 2016

Three months ended March 31, 2017

(Unaudited)

- page C-1 -

GREAT PANTHER SILVER LIMITED

PRO FORMA COMBINED STATEMENT OF LOSS

(Expressed in thousands of US dollars)

For the year ended December 31, 2016 (Unaudited)

	Great Panther Silver Limited	Nyrstar Coricancha S.A.	Pro forma adjustments	note	Pro forma consolidated

Revenue	$61,881	$–	$–		$61,881

Cost of sales
Production costs	34,153	–	–		34,153
Amortization and depletion	5,436	–	–		5,436
Share-based compensation	270	–	–		270
	39,859	–	–		39,859

Mine operating earnings	22,022	–	–		22,022

General and administrative expenses
Administrative expenses	4,959	6,654	–		11,613
Amortization and depletion	140	–	–		140
Share-based compensation	714	–	–		714
	5,813	6,654	–		12,467

Exploration, evaluation and development expenses
Exploration and evaluation expenses	3,286	–	581	3(a)(i)	3,867
Development expenditures	2,799	–	–		2,799
Share-based compensation	42	–	–		42
	6,127	–	581		6,708

Impairment charges	1,679	–	–		1,679

Finance and other expense	11,012	184	–		11,196

Loss before income taxes	(2,609)	(6,838)	(581)		(10,028)

Income tax expense	1,509	–	–		1,509

Net loss for the year	$(4,118)	$(6,838)	$(581)		$(11,537)

Weighted average number of common shares outstanding (thousands)
Basic and diluted	154,217				154,217

Loss per common share
Basic and diluted	$(0.03)				$(0.07)

See accompanying notes to the pro forma combined financial statements.

- page C-2 -

GREAT PANTHER SILVER LIMITED

PRO FORMA COMBINED STATEMENT OF LOSS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 (Unaudited)

	Great Panther Silver Limited	Nyrstar Coricancha SA	Pro forma adjustments	Pro forma consolidated

Revenue	$12,371	$–	$–	$12,371

Cost of sales
Production costs	6,926	–	–	6,926
Amortization and depletion	690	–	–	690
Share-based compensation	93	–	–	93
	7,709	–	–	7,709

Mine operating earnings	4,662	–	–	4,662

General and administrative expenses
Administrative expenses	1,394	1,156	–	2,550
Amortization	17	–	–	17
Share-based compensation	191	–	–	191
	1,602	1,156	–	2,758

Exploration, evaluation and development expenses
Exploration and evaluation expenses	1,123	–	–	1,123
Development expenditures	825	–	–	825
Share-based compensation	8	–	–	8
	1,956	–	–	1,956

Impairment charges	–	1,327	–	1,327

Finance and other (income) expense	(1,996)	813	–	(1,183)

Income (loss) before income taxes	3,100	(3,296)	–	(196)

Income tax expense	60	–	–	60

Net income (loss) for the period	$3,040	$(3,296)	$–	$(256)

Weighted average number of common shares outstanding (thousands)
Basic	167,626			167,626
Diluted	171,620			167,626

Loss per common share
Basic and diluted	$0.02			$(0.00)

See accompanying notes to the pro forma combined financial statements

- page C-3 -

GREAT PANTHER SILVER LIMITED

NOTES TO THE PRO FORMA COMBINED STATEMENTS OF LOSS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 (Unaudited)

1.	Basis of presentation

The unaudited pro forma combined statement of loss for the year ended December 31, 2016 (the "pro forma financial statements") has been prepared by the management of Great Panther Silver Limited ("Great Panther" or the "Company").

The pro forma financial statements give effect to the acquisition pursuant to which all of the issued and outstanding shares of Nyrstar Coricancha S.A. were acquired by Great Panther as described in note 2 below (the "Acquisition"). The pro forma financial statements have not been adjusted to reflect any non-recurring charges directly related to events that have or may be incurred following the closing of the Acquisition.

The pro forma financial statements include the following information:

•	An unaudited pro forma combined statement of loss for the year ended December 31, 2016, prepared from the audited consolidated statement of comprehensive income of Great Panther and information derived from Coricancha’s audited statement of loss, each for the year ended December 31, 2016, giving effect to (i) the Acquisition as if it had occurred on January 1, 2016, and (ii) the assumptions and adjustments as described in note 3.
•	An unaudited pro forma combined statement of loss for the three months ended March 31, 2017, prepared from the unaudited consolidated statement of comprehensive income of Great Panther and information derived from Coricancha’s unaudited statement of loss, each for the three months ended March 31, 2017, giving effect to (i) the Acquisition as if it had occurred on January 1, 2017, and (ii) the assumptions and adjustments as described in note 3.
•	These accompanying notes to the pro forma combined statements of loss.

A consolidated interim statement of financial position reflecting the Acquisition was included in the condensed interim consolidated financial statements of Great Panther as at and for the three and six months ended June 30, 2017, which were filed on www.sedar.com on August 3, 2017.

The pro forma financial statements have been prepared for illustrative purposes only, and do not purport to represent the results of operations that would have resulted had the Acquisition occurred on January 1, 2016 or on January 1, 2017. Further, the pro forma financial statements are not necessarily indicative of the future results of operations which would result from the Acquisition. These pro forma financial statements should be read in conjunction with the audited consolidated financial statements of Great Panther as at and for the year ended December 31, 2016.

The pro forma financial statements do not reflect any cost savings, operating synergies or enhancements that the combined company may achieve, or liabilities arising, from the Acquisition. Such savings or liabilities could be material.

The accounting policies used in the preparation of the pro forma financial statements are those set out in Great Panther’s audited consolidated financial statements as at and for the year ended December 31, 2016. In preparing the pro forma financial statements, a review was undertaken to identify differences between Great Panther’s accounting policies and those of Coricancha that could have a material impact on the pro forma financial statements. Material differences identified are discussed in note 3.

2.	Acquisition of the Coricancha Mine Complex (the "CMC")

On June 30, 2017, the Company acquired 100% of the outstanding common shares of Coricancha, the subsidiary of Nyrstar N.V. (“Nyrstar”) which owns the CMC. Under the terms of the share purchase agreement, the purchase price comprised (i) $100 due upon closing, and (ii) earn-out consideration of up to $10,000. Under the earn-out, Nyrstar may receive 15% of the free cash flow generated by the CMC during the five-year period after which the CMC is cumulative free cash flow positive from June 30, 2017. The Company attributed a fair value of nil to the contingent consideration, as it is not considered to be reliably determinable prior to restarting operations at the CMC.

- page C-4 -

GREAT PANTHER SILVER LIMITED

NOTES TO THE PRO FORMA COMBINED STATEMENTS OF LOSS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 (Unaudited)

2.       Acquisition of the Coricancha Mine Complex (the "CMC") - continued

Pursuant to the Acquisition, Nyrstar agreed to:

(i)	Maintain a closure bond (in the amount of $9,737) for the CMC until at least June 30, 2020. Should the Company make a decision to permanently close the CMC prior to June 30, 2020, the bond will be used to pay for closure costs and obligations. If the Company continues to operate the CMC after that date, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from these obligations;
(ii)	Pay for the cost of movement and reclamation of certain legacy tailings facilities (the “Legacy Tailings”) should the regulatory authorities require these to be moved, up to a maximum of $20,000;
(iii)	Satisfy on a timely basis all fines or sanctions that arise before or after closing resulting from activities or ownership of the CMC for the period prior to June 30, 2017, up to a maximum of $4,000.

Upon Acquisition, the Company recognized a reclamation and remediation provision of $23,767, including $9,502 related to the Legacy Tailings. The Company currently expects that approximately $4,757 of the cost associated with the Legacy Tailings will be incurred in the twelve months following the acquisition date and included this amount within current liabilities.

Upon Acquisition, the Company recorded reimbursement rights totaling $11,168, in respect of:

•	the reclamation of the Legacy Tailings in the amount of $9,502, as Nyrstar has indemnified the Company for the cost associated with this reclamation work of up to $20,000 (see (ii) above),
•	provisions recognized by the CMC in regard to fines and sanction in the amount of $1,666, as Nyrstar has indemnified the Company for the cost associated with fees and sanctions of up to $4,000 (see (iii) above).

The Acquisition was accounted for as an asset purchase, as it did not meet the definition of a business under IFRS 3, Business Combinations.

As of the date of the Acquisition, the Company incurred consideration and recognized its interest in exploration and evaluation assets and net working capital of the CMC as follows:

Consideration:
Cash consideration payable	$100
Professional and other fees incurred	76
Consideration	$176

Net assets purchased:
Cash	$105
Trade and other receivables	24
Other current assets	10
Inventories (note 4(b))	1,622
Reimbursement rights	11,168
Exploration and evaluation assets	13,623
Trade and other accounts payables	(2,609)
Reclamation and remediation provision - current	(4,757)
Reclamation and remediation provision - non-current	(19,010)
Net assets purchased:	$176

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GREAT PANTHER SILVER LIMITED

NOTES TO THE PRO FORMA COMBINED STATEMENTS OF LOSS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 (Unaudited)

2.	Pro forma assumptions and adjustments

The following pro forma adjustments have been identified.

Accounting policy differences

(i)	Exploration and evaluation expenditures

Coricancha’s accounting policy is to capitalize costs directly related to the exploration and development of mineral properties.

Great Panther's accounting policy is to expense exploration expenditures until the technical feasibility and commercial viability of the extraction of mineral resources associated with the exploration and evaluation property are demonstrable and management has made a decision to proceed with development

Both companies capitalize acquisition costs.

During the year ended December 31, 2016, Coricancha capitalized $581 which would have been expensed under Great Panther's accounting policy. No exploration expenditures were capitalized by Coricancha during the three months ended March 31, 2017.

3.	Coricancha statements of loss

The following table summarizes Coricancha's audited statement of loss for the year ended December 31, 2016, and its unaudited statement of loss for the three months ended March 31, 2017.

	Three months ended March 31, 2017	Year ended December 31, 2016

Selling and administrative expenses	$(1,156)	$(5,579)
Other income	111	497
Other expenses	–	(1,075)
Financial income	209	977
Financial expenses	(463)	(1,533)
Foreign exchange	(670)	(125)
	(1,969)	(6,838)

Write down of accounts receivable	(218)	–
Write down of inventories	(1,109)	–
	(1,327)	–

Loss before income taxes	(3,296)	(6,838)
Income tax expense	–	–
Net loss for the period	$(3,296)	$(6,838)

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GREAT PANTHER SILVER LIMITED

NOTES TO THE PRO FORMA COMBINED STATEMENTS OF LOSS

(Expressed in thousands of US dollars)

For the three months ended March 31, 2017 (Unaudited)

4.	Pro forma loss per share

The calculation of pro forma loss per share in the pro forma financial statements for the year ended December 31, 2016 and the three months ended March 31, 2017 are based on Great Panther’s weighted average number of common shares outstanding during the year. No common shares were issued pursuant to the Acquisition.

	Three months ended March 31, 2017	Year ended December 31, 2016

Net loss for the period	$(256)	$(11,537)

Basic weighted average number of shares outstanding (000's)	167,626	144,402
Effect of dilutive equity instruments	–	–
Diluted weighted average number of shares outstanding (000's)	167,626	144,402

Basic and diluted earnings (loss) per share	$(0.00)	$(0.07)

All of the share options outstanding during the three months ended March 31, 2017 and the year ended December 31, 2016 represented potentially dilutive shares, but were not included in the diluted earnings per share calculation for those periods because the effect of including those shares would have been anti-dilutive.

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